U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number ______


ASCENSION ENERGY, INC.
---------------------------------------------
(Name of Small Business Issuer in its charter)


Colorado                                    None
--------                                 ----------
(State or other jurisdiction of                (I.R.S. employer
Incorporation or formation)                 identification number)



P.O. Box 152112
San Diego, California  92195
(Address of principal executive offices) (Zip Code)


Issuer's telephone number: 619-659-8297

Securities to be registered under Section 12(b) of the Act:
none

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock
$.001 Par Value
(Title of Class)



ITEM 1. DESCRIPTION OF BUSINESS

(a)    Business Development

       ASCENSION ENERGY, INC. ("we", "us", "our", the "Company" or the "Registrant") was incorporated in the State of Colorado on December 29, 2005. The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has no full-time employees and owns no real estate or personal property. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of or merger with, an existing company.


(b)    Business of Issuer

       The Company, based on proposed business activities, is a "blank check" company. The U.S. Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the "Securities Act"), the Company also qualifies as a "shell company," because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

       The Company was organized to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market such as the NYSE, NASDAQ, Amex, and the NASD OTC Bulletin Board, and, as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent that desires to employ our funds in its business. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

Perceived Benefits

       There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

       - the ability to use registered securities to make acquisitions of assets or businesses;

       -  increased visibility in the financial community;

       -  the facilitation of borrowing from financial institutions;

       -  improved trading efficiency;

       -  shareholder liquidity;

       -  greater ease in subsequently raising capital;

       - compensation of key employees through stock options for which there may be a market valuation;

       -  enhanced corporate image;

       -  a presence in the United States capital market.

Potential Target Companies

       A business entity, if any, which may be interested in a business combination with the Company, may include the following:

-	a company for which a primary purpose of
becoming public is the use of its securities for the acquisition of assets or businesses;

-  a company which is unable to find an
underwriter of its securities or is unable to find
an underwriter of securities   on terms
acceptable to it;

	- a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

- a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

 - a foreign company which may wish an initial entry into the United States securities market;

- a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock
Option Plan;

- a company seeking one or more of the other perceived benefits of becoming a public company.

       The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

-  Potential for growth, indicated by new
technology, anticipated market expansion or new products;

- Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

 - Strength and diversity of management, either in place or scheduled for recruitment;

 - Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

- The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

- The extent to which the business opportunity can be advanced;

- The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items;
and

-  Other relevant factors.

        In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

       No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.


Form of Acquisition

        The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

        It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal
Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares.

Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

        The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

        In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

       We presently have no employees apart from our management. Our officer and sole director is engaged in outside business activities and anticipates he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

       We are voluntarily filing this Registration Statement with the United States Securities and Exchange Commission and we're under no obligation to do so under the Securities
Exchange Act of 1934.

(c) Reports to security holders.

     (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

     (2) The Company will file reports with the SEC. The
Company will be a reporting company and will comply with the requirements of the Exchange Act.

     (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference
Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND
ANALYSIS OR PLAN OF OPERATION

       The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

       The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, if any, or with additional money contributed by Walter Reed, our sole director, officer and stockholder, or another source.

       During the next 12 months we anticipate incurring costs related to:

       (i)   filing of Exchange Act reports, and

       (ii)  costs relating to consummating an acquisition.

       We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

       The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

       Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

       Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

       The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

AN INVESTMENT IN THE COMPANY IS HIGHLY
SPECULATIVE IN NATURE AND INVOLVES AN
EXTREMELY HIGH DEGREE OF RISK.

THERE MAY BE CONFLICTS OF INTEREST BETWEEN
OUR MANAGEMENT AND OUR NON- MANAGEMENT
STOCKHOLDERS.

       Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, Mr. Reed, our sole officer and director, is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which he is, and may be the future be, affiliated with may arise. If we and the other blank check companies that our sole officer and director is affiliated with desire to take advantage of the same opportunity, then the officer and director that is affiliated with both companies would abstain from voting upon the opportunity.

OUR BUSINESS IS DIFFICULT TO EVALUATE
BECAUSE WE HAVE NO OPERATING HISTORY.

       As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

THERE IS COMPETITION FOR THOSE PRIVATE
COMPANIES SUITABLE FOR A MERGER
TRANSACTION OF THE TYPE CONTEMPLATED BY
MANAGEMENT.

       The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do;
consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

FUTURE SUCCESS IS HIGHLY DEPENDENT ON THE
ABILITY OF MANAGEMENT TO LOCATE AND
ATTRACT A SUITABLE ACQUISITION.

       The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

THE COMPANY HAS NO EXISTING AGREEMENT FOR
A BUSINESS COMBINATION OR OTHER
TRANSACTION.

       We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

MANAGEMENT INTENDS TO DEVOTE ONLY A
LIMITED AMOUNT OF TIME TO SEEKING A TARGET
COMPANY WHICH MAY ADVERSELY IMPACT OUR
ABILITY TO IDENTIFY A SUITABLE ACQUISITION
CANDIDATE.

       While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

THE TIME AND COST OF PREPARING A PRIVATE
COMPANY TO BECOME A PUBLIC REPORTING
COMPANY MAY PRECLUDE US FROM ENTERING
INTO A MERGER OR ACQUISITION WITH THE MOST
ATTRACTIVE PRIVATE COMPANIES.

       Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

THE COMPANY MAY BE SUBJECT TO FURTHER
GOVERNMENT REGULATION WHICH WOULD
ADVERSELY AFFECT OUR OPERATIONS.

       Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.
ANY POTENTIAL ACQUISITION OR MERGER WITH A
FOREIGN COMPANY MAY SUBJECT US TO
ADDITIONAL RISKS.

       If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

THERE IS CURRENTLY NO TRADING MARKET FOR
OUR COMMON STOCK, AND LIQUIDITY OF SHARES
OF OUR COMMON STOCK IS LIMITED.

       Our shares of Common Stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our Common Stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Shares of our Common Stock cannot be sold under the exemptions from registration provided by Rule 144 under or Section 4(1) of the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD
Regulation, dated January 21, 2000. This letter provides that certain private transfers of the shares also may be prohibited without registration under federal securities laws. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

WE HAVE NEVER PAID DIVIDENDS ON OUR
COMMON STOCK.

       We have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

THE COMPANY MAY BE SUBJECT TO CERTAIN TAX
CONSEQUENCES IN OUR BUSINESS, WHICH MAY
INCREASE OUR COST OF DOING BUSINESS.

       We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

OUR BUSINESS WILL HAVE NO REVENUES UNLESS
AND UNTIL WE MERGE WITH OR ACQUIRE AN
OPERATING BUSINESS.

       We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

THE COMPANY INTENDS TO ISSUE MORE SHARES IN
A MERGER OR ACQUISITION, WHICH WILL RESULT
IN SUBSTANTIAL DILUTION.

       Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 20,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

THE COMPANY HAS CONDUCTED NO MARKET
RESEARCH OR IDENTIFICATION OF BUSINESS
OPPORTUNITIES, WHICH MAY AFFECT OUR ABILITY
TO IDENTIFY A BUSINESS TO MERGE WITH OR
ACQUIRE.

         The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

BECAUSE WE MAY SEEK TO COMPLETE A BUSINESS
COMBINATION THROUGH A "REVERSE MERGER",
FOLLOWING SUCH A TRANSACTION WE MAY NOT
BE ABLE TO ATTRACT THE ATTENTION OF MAJOR
BROKERAGE FIRMS.

       Additional risks may exist since we will assist a privately held business to become public through a "reverse merger."
Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

WE CANNOT ASSURE YOU THAT FOLLOWING A
BUSINESS COMBINATION WITH AN OPERATING
BUSINESS; OUR COMMON STOCK WILL BE LISTED
ON NASDAQ OR ANY OTHER SECURITIES
EXCHANGE.

       Following a business combination, we may seek the listing of our common stock on NASDAQ or the American
Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the- counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.
AUTHORIZATION OF PREFERRED STOCK.

       Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

THIS REGISTRATION STATEMENT CONTAINS
FORWARD-LOOKING STATEMENTS AND
INFORMATION RELATING TO US, OUR INDUSTRY
AND TO OTHER BUSINESSES.

       These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY

        The Company neither rents nor owns any properties. The
Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

(a) Security ownership of certain beneficial owners.

       The following table sets forth, as of the date of this filing, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

                               	           Amount and Nature of
Name and                       	 Beneficial
Percentage
Address                         	Ownership                 of
Class
-------                                 	---------
--

Walter Reed                     	1,390,000
100%
P.O. Box 152112
San Diego, CA 92195

All Officers and              	  1,390,000
100%
Directors as a group

(1) Mr. Reed is the President, Secretary and sole director of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

       Our officers and directors and additional information concerning them are as follows:

Name                       Age              Position
----                            ---              --------
Walter Reed              72               President, Secretary and
Director

WALTER REED, PRESIDENT, SECRETARY AND
DIRECTOR.

        Mr. Reed is a 35 year veteran in the field of Radio
Frequency (RF) and Microwave technologies, working in the capacity of top-level management for companies such as:

*	Dynatech Corporation, served as Corporate Officer,
SVP, Marketing/Sales/Contracts and Director of New
Business Development;
*	Amplica Corporation, a division of Comsat, Inc., as
VP responsible for Marketing, Sales and Program
Mamagement; responsible for Major Military and
Commercial Contracts;
*	E&M Labs, (A Sterling Corporation) served as
corporate VP;
*	MAG Technology served as Executive VP,
Contracts/Marketing/Sales;
*	Rantec Corp (An Emerson Electric Company)
Director Marketing and Contracts.
*	Westinghouse Corp. R&D-Field Engineer involved
with Naval Underwater Research Studies

Mr Reed served in the capacity of board member and advisor to several corporations; he earned a BS and LLB degrees with advanced education at UCLA School of Business.

       The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY EXPERIENCE

As indicated below, our sole officer and director also serves as officer and director of:

Name

Filing
Date
Registr
ation
Stateme
nt

Operati
ng
Status

SEC
File
Number

Pending
Busines
s
Combin
ations

Additional
Informatio
n
Hyperio
n
Energy,
Inc.


March
14,
2007

Pending
effectiv
eness

Unkno
wn
(filed
this
date)

None.

Mr. Reed
has served
as
President,
Secretary
and sole
director
since
inception.











Belarus
Capital,
Corp.


March
14,
2007

Pending
effectiv
eness

Unkno
wn
(filed
this
date)

None.

Mr. Reed
has served
as
President,
Secretary
and sole
director
since
inception.











Lexit
Technol
ogy, Inc.

March
14,
2007

Pending
effectiv
eness

Unkno
wn
(filed
this
date)

None.

Mr. Reed
has served
as
President,
Secretary
and sole
director
since
inception.

ITEM 6.  EXECUTIVE COMPENSATION

       The Company's officer and director does not receive any compensation for his services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. The Company's sole officer and director intends to devote no more than a few hours a week to our affairs.

       The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

       It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

       No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

       There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

       On December 29, 2005 (inception), the Company issued 1,390,000 restricted shares of its Common Stock to Walter
Reed in exchange for $1,390 in cash which paid for the State incorporation fees and annual resident agent fee in Colorado. See Item 4, "Recent Sales of Unregistered Securities." Mr. Reed, the sole officer and director of the Company, is the sole shareholder of the Company. With respect to the sales made to Mr. Reed, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder. Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

       The Company utilizes the office space and equipment of its stockholder at no cost. Management of the Company estimates such amounts to be immaterial.

Conflicts Of Interest

       The Company's proposed business raises potential conflicts of interest between the Company and Walter Reed, the Company's sole officer and director. Mr. Reed has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to the Company. Mr. Reed intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Reed would not attend to other matters prior to those of the Company. Mr. Reed estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 15 hours per month over the course of several months but such figure cannot be stated with precision.

       The terms of business combination may include such terms as Mr. Reed remaining a director or officer of the Company and/or the continuing work of the Company being handled by Mr. Reed as a director. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Reed for the purchase or retirement of all or part of his common stock of the Company by a target company. Mr.
Reed would directly benefit from such employment or payment. Such benefits may influence Mr. Reed's choice of a target company.

       It will not enter into a business combination, or acquire any assets of any kind for the Company's securities, in which the Company's management or any affiliates or associates have a greater than 10% interest, direct or indirect.

       There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to us.
However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

       Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest.
Accordingly, the Company's officer will be required to use their discretion to resolve them in a manner which he considers appropriate. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

       Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

(a) Common or Preferred Stock.

       The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share, of which there are 1,390,000 issued and outstanding and 20,000,000 shares of Preferred Stock, par value $0.001 per share, of which none have been designated or issued. The following summarized the important provisions of the Company's capital stock.

Common Stock

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

       The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Colorado, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

       The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The
Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

       For more information about the Company's capital stock, please see the copy of the Company's Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to this Form 10-SB.

Dividends

       Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors.
The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

       The Company presently has 1,390,000 shares of common stock issued and outstanding, all of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares. Further information may be found in the NASD Notice to Members 00-49.

       Following a business combination, a target company will normally wish to list its common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

       In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000;
(iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

       If, after a business combination, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the Pink Sheets, LLC. On April 7, 2000, the Securities and
Exchange Commission issued a clarification with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting "blank check" company. This letter clarified the Commission's position that such Company would not be a successor issuer to the reporting obligation of the "blank check" company by virtue of Exchange Act Rule 12g-3(a).

       We intend that any merger we undertake would not be deemed a "back door" registration since we would remain the reporting company and the Company that we merge with would not become a successor issuer to our reporting obligations by virtue of Commission Rule 12g-3(a).



Rule 504 of Regulation D

       The Commission is of the opinion that Rule 504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

Transfer Agent

       It is anticipated that Holladay Stock Transfer, Inc.,
Scottsdale, Arizona will act as transfer agent for the Company's common stock. However, the Company may appoint a different transfer agent or act as its own until a merger candidate can be identified.

(b) Debt Securities.  None.

(c) Other Securities To Be Registered. None.


                                    PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b) Holders. As of the date of this filing, there was one record holder of 1,390,000 shares of the Company's Common Stock.
The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

       Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

        There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED
SECURITIES.

       The following sets forth information relating to all previous sales of the Company's Common Stock, which sales were not registered under the Securities Act of 1933.

       In connection with the Company's organization, on December 29, 2005, Mr. Walter Reed was issued 1,390,000 shares of restricted common stock in exchange for $1,390 in cash which paid for the State incorporation fees and annual resident agent fee in Colorado.

       The foregoing purchase and sale to this sophisticated person (officer and director) who had superior access to all corporate and financial information were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

       The purchaser listed above represented his intention to acquire the securities for investment only and not with a view toward distribution. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business
Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation,
Inc., dated January 21, 2000.

       The Company has never utilized an underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.

       No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND
OFFICERS.

       Indemnification of Officers and Directors. Our Articles of
Incorporation provide that we may indemnify our directors, officers, employees, and agents to the fullest extent permitted by Colorado law.

     We may indemnify our directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

     Director's Liability Limited. Our Articles of Incorporation exclude personal liability of its directors to the company and our shareholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     The Colorado Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;

 - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 - payments of unlawful dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

           The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
























REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM


To the Board of Directors
  and Stockholders
Ascension Energy, Inc.
San Diego, California


	We have audited the accompanying balance sheet of Ascension Energy, Inc. as of December 31,
2006, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended and the period from inception, December 29, 2005, through December 31, 2006.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascension Energy, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended and for the period from inception, December 29, 2005, through December
31, 2006, in conformity with accounting principles generally accepted in the United States of America.

	The accompanying financial statements have been prepared assuming Ascension Energy, Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
  March 23, 2007











ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET






As of
Decemb
er




31, 2006
ASSETS




Current Assets




Cash



$0.00
Other Assets



$0.00
Total Current Assets



$0.00
Other Assets



$0.00
Total Assets



$0.00





LIABILITIES AND STOCKHOLDERS
EQUITY (DEFICIT)


Current Liabilities



$0.00
Officers Advances



$0.00
Accounts Payable



$0.00
Other Liabilities



$0.00
Total Current Liabilities



$0.00





Stockholders' Equity: Common
Stock $.001par value,



authorized 100,000,000 shares;
1,390,000 issued December 29, 2005.

$1390.
00
Preferred Stock $.001 par
value 20,000,000




Shares authorizes, none
issued




$0.00





Additional paid in capital



$0.00





Deficit accumulated during
development stage



($1390
..00)





Total Shareholders' Equity (
Deficit)



$0.00





TOTAL LIABILITY AND
STOCKHOLDER'S



$0.00
EQUITY (DEFICIT)




















See Notes to Financial Statements

ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS



    December 29, 2005 	    2006        (INCEPTION)

	YEAR ENDED  			(Inception)  	Year Ended			  Through
,
	December 31, 2006	               December 31, 2006
					    ----
------------   		---------------

    REVENUES

Revenues                         				    $
-  		 $              -
                                    				   -----
-----------		  ----------------

	TOTAL REVENUES                                 		   -


GENERAL & ADMINISTRATIVE EXPENSES            	    	0.00               1390
                                     ----------------  ----------------

TOTAL GENERAL & ADMINISTRATIVE EXPENSES       		 0.00                     1390
                                  				        -
--------------- 		   ----------------


    NET LOSS                      			   $
	 0.00  		$          (1390)

================              ================

BASIC LOSS PER SHARE              			   $
	 (0.00)                              $          (0.00)

================             ================

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                 		  1,390,000            1,390,000

================            ================

See Notes to Financial Statements
























ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(DEFICIT)
FROM DECEMBER 29, 2005 (INCEPTION) THROUGH
DECEMBER 31, 2006

	DEFICIT                ACCUMULATED                 TOTAL
	      COMMON            COMMON
ADDITIONAL           DURING
	         STOCK                STOCK                    PAID-IN
DEVELOPMENT
		               AMOUNT                CAPITAL
STAGE
        	         ---------                ----------


December 29, 2005
(inception)
Shares issued
for services          1,390,000        $   1390            $      -    $
$      1390


 Net loss,
December 31,
2005
(1390)                                  (1390)
              	          ---------                 ----------
-----------                            ----------

BALANCE,
DECEMBER
31, 2005 &            1,390,000              $   1390                   $
$    (1390)                        $        -
     2006                =========        ==========
==============      ===========           ==========


See Notes to Financial Statements































ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

		DECEMBER 29, 2006               (INCEPTION)

YEAR ENDED     	           THROUGH

DECEMBER 31,          	       DECEMBER 31,

2006            	            2006
                                    				    ----
-----------  	         --------------

CASH FLOWS FROM OPERATING ACTIVITIES

	 Net income (loss)                  		   $
-     	        $       (1390)
	 Issuance of stock for services rendered
-             	                   1390
                                      				   -----
---------- 	         --------------

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                			-             		   -


    CASH FLOWS FROM INVESTING ACTIVITIES

NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES               				-
                                         			 ------
---------  	            ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
                                        				  ------
---------	            ---------------


NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES               				 -            		  -
                                       				   -----
----------   	            ---------------


NET INCREASE (DECREASE) IN CASH                  		-

CASH AT BEGINNING OF YEAR
-               		    -
                                         			  ------
---------                                 ---------------

CASH AT END OF YEAR                 		     $
-    	          $            -

===============  	          ===============


NONCASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued to founder for
services rendered    		     		  $                  1390

===============                  ===============

    SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:

	    Interest paid                    		    $
-                                 $             -

===============                  ===============

  	  Income taxes paid                    		     $
-                                 $             -

===============                   ===============


See Notes to Financial Statements
ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006


NOTE 1.   ORGANIZATION AND DESCRIPTION OF
BUSINESS

ASCENSION ENERGY, INC. (the "Company") was incorporated under the laws of the State of Colorado on December 29, 2005 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BASIS OF PRESENTATION - DEVELOPMENT STAGE
COMPANY

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7
("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109),
Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no current or deferred

	~contnued~


ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006



NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED) income tax expenses or benefits due to the Company not having any material operations for year ended December 31, 2006 or for the period from December 29, 2005 (inception) to December 31, 2006

BASIC EARNINGS (LOSS) PER SHARE

In February 1997, the FASB issued SFAS No.  128, "Earnings
Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective December 29, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

IMPACT OF NEW ACCOUNTING STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3.  GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United
States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.


NOTE 4.   SHAREHOLDER'S EQUITY

On December 29, 2005 (inception), the Board of Directors issued 1,390,000 shares of common stock for $1,390 in services to the founding shareholder of the Company to fund organizational start-up costs.

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2006:

      - Common stock, $ 0.001 par value: 100,000,000 shares authorized; 1,390,000 shares issued and outstanding




ASCENSION ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006


NOTE 4.   SHAREHOLDER'S EQUITY (CONTINUED)

        - Preferred   stock,  $ 0.001  par  value:  20,000,000
shares authorized; but not issued and outstanding.

PART III

ITEM 1. INDEX TO EXHIBITS

3.1      Certificate of Incorporation

3.2      Bylaws

3.3      Form of common stock certificate

23.1     Consent of Independent Certified Public Accountants

                                  SIGNATURES

       In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2007

		ASCENSION ENERGY, INC.


                                    By:    /s/ Walter Reed
                                         ------------------------------
                                    Name:  Walter Reed
                                    Title: President/Director




















Exhibit 3.1
Articles of Incorporation

CERTIFICATE OF INCORPORATION
OF
ASCENSION ENERGY, INC.

FIRST: The name of the corporation shall be ASCENSION
ENERGY, INC.

SECOND: Its registered office is to be located at 398 W.
Colorado Avenue, in the City of Telluride, Colorado, 81435.

THIRD: The nature of business and purpose of the organization is to engage in any lawful act or activity for which corporations may be organized under the Colorado
Corporations Laws.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock having a par value of $.001 per share and 20,000,000 shares of Preferred Stock having a par value of $.001 per share and to be issued in such series and to have such rights, preferences, and designation as determined by the Board of Directors of the Corporation.

FIFTH: The number of directors constituting the initial board of directors of the corporation is one. The number of directors may be either increased or decreased from time to time by the Bylaws, but shall never be less than one (1). The name and address of each person who is to serve as a member of the initial board of directors is: Walter Reed, 398 W. Colorado Ave, Telluride, Colorado, 81435

SIXTH: The name and address of the incorporator is as follows: Walter Reed, 398 W. Colorado Avenue, Telluride,
Colorado, 81435

SEVENTH: The Board of Directors shall have the power to amend or repeal the by-laws.

EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages from any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directory's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 29th day of December, A.D., 2005.



/s/ Walter Reed
-----------------------------------
Walter Reed, Incorporator








Exhibit 3.2

BYLAWS

of

ASCENSION ENERGY, INC.

ARTICLE I

OFFICES

           Section 1.01 REGISTERED OFFICE. The registered office of ASCENSION ENERGY, INC. (the "Corporation"), in the
State of Colorado is 398 W. Colorado Avenue, City of Telluride,
Colorado 81435 and its registered agent at such address is Richard
Hanson.

           Section 1.02 PRINCIPAL OFFICE. The principal office for the transaction of the business of the Corporation shall be at such location, within or without the State of Colorado, as shall be designated by the Board of Directors of the Corporation (the
"Board").

           Section 1.03 OTHER OFFICES. The Corporation may also have an office or offices at such other place or places, either within or without the State of Colorado, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

           Section 2.01 ANNUAL MEETINGS. Annual meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings may be held at such time, date and place as the Board shall determine by resolution.

           Section 2.02 SPECIAL MEETINGS. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board, or the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or by a committee of the Board which, has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in these Bylaws, include the power to call such meetings, or by the holder or holders of greater than 50% of the then outstanding voting securities of the Corporation.

           Section 2.03 PLACE OF MEETINGS. All meetings of the stockholders shall be held at such places, within or without the State of Colorado, as may from time to time be designated by the person or persons calling the respective meetings and specified in the respective notices or waivers of notice thereof.

            Section 2.04 NOTICE OF MEETINGS. Except as otherwise required by law, notice of each meeting of the stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting by delivering a typewritten or printed notice thereof to him personally, or by depositing such notice in the United States mail or overnight delivery service, in a postage prepaid envelope, or by-hand delivery service, charges prepaid, directed to him at his address furnished by him to the Secretary of the Corporation for such purpose or, if he shall not have furnished to the Secretary his address for such purpose, then at his address last known to the Secretary, or by transmitting a notice thereof to him at such address by telegraph, telecopy, cable or wireless. Except as otherwise expressly required by law, no publication of any notice of a meeting of the stockholders shall be required. Every notice of a meeting of the stockholders shall state the place, date and hour of the meeting, and, in the case of a special meeting shall also state the purpose or purposes for which the meeting is called. Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

           A written waiver of notice, signed by a stockholder entitled to notice, whether signed before, at or after the time set for a given meeting, shall be deemed to satisfy the notice requirements set forth in the preceding paragraph for such stockholder with respect to such meeting. Attendance of a stockholder in person or by proxy at a stockholders' meeting shall constitute the equivalent of a written waiver of notice by such stockholder for such meeting, except when such stockholder attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

           Whenever notice is required to be given to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall have been taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. No notice need be given to any person with whom communication is unlawful, nor shall there be any duty to apply for any permit or license to give notice to any such person.

           Section 2.05 QUORUM. Except as provided by law, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all the stockholders, any officer entitled to preside at or to act as secretary of such meeting may adjourn such meeting from time to time. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

           Section 2.06 ORGANIZATION. At each meeting of the stockholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

  (a) the Chairman of the Board;

  (b) if there is no Chairman of the Board or if the Chairman of the Board shall be absent from such meeting, the Chief Executive Officer or the President;

  (c) if the Chairman of the Board, the Chief Executive Officer and the President shall be absent from such meeting, any other officer or director of the Corporation designated by the Board or the Executive Committee (if such a committee has been formed by the Board pursuant to these Bylaws) to act as chairman of such meeting and to preside thereat; or

  (d) a stockholder of record of the Corporation who shall be chosen as the chairman of such meeting by a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat.

           The Secretary or, if the Secretary is presiding over the meeting in accordance with the provisions of this Section or if he or she is absent from such meeting, the person (who shall be the Assistant Secretary, if an Assistant Secretary shall be present thereat) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

           Section 2.07 ORDER OF BUSINESS. The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting, but such order of business may be changed by a majority in voting interest of those present or by proxy at such meeting and entitled to vote thereat.

           Section 2.08 VOTING.

  (a) At each meeting of the stockholders, each stockholder shall be entitled to vote in person or by proxy each share or fractional share of the stock of the Corporation which has voting rights on the matter in question and which shall have been held by him and registered in his name on the books of the Corporation:

  (i) on the date fixed pursuant to Section 2.13 as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or

  (ii) if no such record date shall have been so fixed, then (A) at the close of business on the day next preceding the day on which notice of the meeting shall be given or (B) if notice of the meeting shall be waived, at the close of business on the day next preceding the day on which the meeting shall be held.

  (b) Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Persons holding stock of the Corporation in a fiduciary capacity shall be entitled to vote such stock. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon. Stock having voting power standing of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or with respect to which two or more persons have the same fiduciary relationship, shall be voted in accordance with the provisions of the Corporation Law of the State of Colorado.

  (c) Any such voting rights may be exercised by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized and delivered to the secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three years from its date unless said proxy shall provide for a longer period. The attendance at any meeting of a stockholder who may theretofore have given a proxy shall not have the effect of revoking the same unless he shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At any meeting of the stockholders all matters, except as otherwise provided in the Certificate of Incorporation, in these Bylaws or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat and thereon. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. The vote at any meeting of the stockholders on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his proxy if there be such proxy, and it shall state the number of shares voted.

           Section 2.09 LIST OF STOCKHOLDERS. The
Secretary of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the entire duration thereof, and may be inspected by any stockholder who is present.

             Section 2.10 STOCK LEDGER. The stock ledger of the
Corporation shall be the only evidence as to which the stockholders are entitled to examine the stock ledger, the list required by Section
2.09 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

           Section 2.11 INSPECTOR OF ELECTION. The
directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector so appointed shall first subscribe an oath faithfully to execute the duties of an inspector at such meeting with strict impartiality and according to the best of his ability. Such inspectors shall decide upon the qualification of the voters and shall report the number of shares represented at the meeting and entitled to vote on such question, shall conduct and accept the votes, and, when the voting is completed, shall ascertain and report the number of shares voted respectively for and against the question. Reports of the inspectors shall be in writing and subscribed and delivered by them to the Secretary of the Corporation. Inspectors need not be stockholders of the Corporation, and any officer of the Corporation may be an inspector on any question other than a vote for or against a proposal in which he shall have a material interest.
No director or candidate for the office of director shall act as an inspector of an election of directors.

           Section 2.12 STOCKHOLDER ACTION WITHOUT
MEETINGS. Except as may be otherwise provided by law or by the Certificate of Incorporation, any action required by the Corporation
Law of the State of Colorado to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

           Section 2.13 RECORD DATE. In order that the
Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:
(i) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting; (ii) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the Board; and (iii) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed:
(i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

ARTICLE III

BOARD OF DIRECTORS

           Section 3.01 GENERAL POWERS. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board which may exercise all of the powers of the Corporation, except such as are, by the Certificate of Incorporation as amended from time to time, by these Bylaws or by law conferred upon or reserved to the stockholders.

           Section 3.02 NUMBER AND TERM. The Board shall initially consist of two members. Thereafter, the number of directors that shall constitute the full Board shall be no fewer than one (1) and no greater than ten (10), as such number may be changed thereafter from time to time by resolution of the Board. Directors need not be stockholders of the Corporation. Each director shall hold office until his or her term expires, his or her earlier death, a successor is elected and qualified or until the director resigns or is removed.

           Section 3.03 ELECTION OF DIRECTORS. The
directors shall be elected by the stockholders of the Corporation, and at each election the persons receiving the greatest number of votes, up to the number of directors then to be elected, shall be the persons then elected. The election of directors is subject to any provisions contained in the Certificate of Incorporation relating thereto, including any provisions for a classified board, if any.

           Section 3.04 RESIGNATION AND REMOVAL. Any director of the Corporation may resign at any time by giving written notice to the Board, the President or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time is not specified, it shall take effect immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

           Except as otherwise provided by the Certificate of Incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at a meeting for the election of directors.

           Section 3.05 VACANCIES. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board, whether because of death, resignation, disqualification, an increase in the number of directors or any other cause, may be filled by vote of the majority of the remaining directors, although less than a quorum, or by a sole remaining director. Each director so chosen to fill a vacancy shall hold office until his successor shall have been elected and shall qualify or until he shall resign or shall have been removed. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

           Upon the resignation of one or more directors from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided hereinabove in the filling of other vacancies.

           Section 3.06 PLACE OF MEETING; TELEPHONE
CONFERENCE MEETING. The Board may hold any of its meetings at such place or places within or without the State of Colorado as the Board may from time to time by resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting of the Board can hear each other, and such participation shall constitute presence in person at such meeting.

           Section 3.07 FIRST MEETING. The Board shall meet as soon as practicable after each annual election of directors and notice of such first meeting shall not be required.

           Section 3.08 REGULAR MEETINGS. Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day which is not a legal holiday. Except as provided by law, notice of regular meetings need not be given.

           Section 3.09 SPECIAL MEETINGS. Special meetings of the Board may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or by any three directors, to be held at the principal office of the Corporation, or at such other place or places, within or without the State of Colorado, as the person or persons calling the meeting may designate.

           Notice of the time and place of special meetings shall be given to each director either (i) by depositing such notice in the United States mail or overnight delivery service, in a postage prepaid envelope, or by hand delivery service, charges prepaid, addressed to him at his address as it is shown upon the records of the Corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held, or by transmitting a notice thereof to him at such address by telegraph, telecopy, cable or wireless, at least 48 hours prior to the time of the holding of such meeting; or (ii) by orally communicating the time and place of the special meeting to him at least 48 hours prior to the time of the holding of such meeting. Either of the notices as above provided shall be due, legal and personal notice to such director.

             Section 3.10 ORGANIZATION. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence: (a) the Chairman of the Board; (b) the President; or (c) any director chosen by a majority of the directors present thereat. The Secretary or, in case of his or her absence, any person (who shall be an Assistant Secretary, if an Assistant Secretary shall be present thereat) whom the chairman shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

           Section 3.11 QUORUM AND ACTION. Except as otherwise provided in these Bylaws or by law, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the Board, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present, subject to Section 3.15. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such.

           Section 3.12 ACTION BY CONSENT. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or such committee. Such action by written consent shall have the same force and effect as the unanimous vote of such directors.

           Section 3.13 COMPENSATION. No stated salary need be paid to directors, as such, for their services but, as fixed and changed from time to time by resolution of the Board, the directors may receive directors' fees, compensation and reimbursement for expenses for attendance at directors' meetings, for serving on committees and for discharging their duties; provided, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

           Section 3.14 COMMITTEES. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.
In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided by a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

           Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for conduct of such committee's business. In the absence of such rules, each committee shall conduct its business, substantially in the same manner as the Board conducts its business pursuant to these Bylaws. Unless otherwise provided by these Bylaws or any such rules or resolutions, notice of the time and place of each meeting of a committee shall be given to each member of such committee as provided in Section 3.09 of Article III of these Bylaws with respect to notices of special meetings of the Board. Any such committee shall keep written minutes of its meetings and report the same to the Board when required. Notwithstanding anything in these Bylaws to the contrary, no committee designated by the Board shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of the State of Colorado to be submitted to stockholders for approval or (ii) adopting, amending, altering or repealing any Bylaw of the Corporation.

           Section 3.15 OFFICERS OF THE BOARD. A Chairman of the Board or a Vice Chairman may be appointed from time to time by the Board and shall have such powers and duties as shall be designated by the Board.

           Section 3.16 INTERESTED DIRECTORS. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the disinterested stockholders; or
(iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

           Section 4.01 OFFICERS. The officers of the Corporation shall be a Chief Executive Officer, President, a Secretary and a Treasurer. The Corporation may also have, at the discretion of the Board, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as may be appointed in accordance with the provisions of Section 4.03 of these Bylaws. One person may hold two or more offices, except that the Secretary may not also hold the office of President. Officers need not be stockholders of the Corporation or citizens or residents of the United States of America.

           Section 4.02 ELECTION AND TERM. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 4.03 or Section 4.05 of these Bylaws, shall be chosen annually by the Board, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or until his successor shall be elected and qualified.

           Section 4.03 SUBORDINATE OFFICERS. The Board may appoint, or may authorize the Chief Executive Officer or the President to appoint, such other officers as the business of the Corporation may require, each of whom shall have such authority and perform such duties as are provided in these Bylaws or as the Board or the Chief Executive Officer or the President from time to time may specify, and shall hold office until he shall resign or shall be removed or otherwise disqualified to serve.

           Section 4.04 REMOVAL AND RESIGNATION. Any officer may be removed, with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board, by the Chairman of the Board or the Chief Executive Officer or the President upon whom such power of removal may be conferred by the Board.

           Any officer may resign at any time by giving written notice to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

           Section 4.05 VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for the regular appointments to such office.

           Section 4.06 CHAIRMAN OF THE BOARD. The
Chairman of the Board, if any, shall preside at all meetings of the stockholders and the Board and exercise and perform such other powers and duties with respect to the administration of the business and affairs of the Corporation as may from time to time be assigned to him by the Board or as prescribed by these Bylaws. The Chairman of the Board shall preside at all meetings of the Board.

             Section 4.07 CHIEF EXECUTIVE OFFICER/CHIEF
OPERATING OFFICER. The Chief Executive Officer and/or a Chief Operating Officer, if such an officer is appointed by the Board, shall individually or jointly, as the case may be, have general and active management of the property, business and affairs of the Corporation, subject to the supervision and control of the Board. The Chief Executive Officer or the Chief Operating Officer, as the case may be, also shall have such powers and perform such other duties as prescribed from time to time by the Board.

           Section 4.08 PRESIDENT. The President of the
Corporation shall, subject to the control of the Board, have general supervision, direction and control of the business and affairs of the Corporation. He shall have the general powers and duties of management usually vested in the president of a corporation, and shall have such other powers and duties with respect to the administration of the business and affairs of the Corporation as may from time to time be assigned to him by the Board or as prescribed by these Bylaws.

           Section 4.09 VICE PRESIDENT. The Vice President(s), if any, shall exercise and perform such powers and duties with respect to the administration of the business and affairs of the Corporation as from time to time may be assigned to each of them by the Chief Executive Officer or the President, by the Chairman of the Board, if any, by the Board or as is prescribed by the Bylaws. In the absence or disability of the Chief Executive Officer or the President, the Vice Presidents, in order of their rank as fixed by the Board, or if not ranked, the Vice President designated by the Board, shall perform all of the duties of the President and when so acting shall have all of the powers of and be subject to all the restrictions upon the Chief Executive Officer and the President.

           Section 4.10 SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office for the transaction of the business of the Corporation, or such other place as the Board may order, of all meetings of directors and stockholders, with the time and place of holding, whether regular or special, and if special, how authorized and the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof.

           The Secretary shall keep, or cause to be kept, at the principal office for the transaction of the business of the Corporation or at the office of the Corporation's transfer agent, a share register, or a duplicate share register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

           The Secretary shall give, or cause to be given, notice of all the meetings of the stockholders and of the Board required by these Bylaws or by law to be given, and he shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws. If for any reason the Secretary shall fail to give notice of any special meeting of the Board called by one or more of the persons identified in Section 3.09 of these Bylaws, or if he shall fail to give notice of any special meeting of the stockholders called by one or more of the persons identified in Section 2.02 of these Bylaws, then any such person or persons identified in such sections may give notice of any such special meeting.

           Section 4.11 TREASURER. The Treasurer shall keep and maintain or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of capital, shall be classified according to source and shown in a separate account. The books of account at all reasonable times shall be open to inspection by any director.

           The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. He shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the President, to the Chief Executive Officer and to the directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws.

           Section 4.12 ASSISTANT SECRETARIES. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be as-signed to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

           Section 4.13 ASSISTANT TREASURERS. Assistant
Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board, the Chief Executive Officer, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

           Section 4.14 OTHER OFFICERS. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

           Section 4.15 COMPENSATION. The compensation of the officers of the Corporation, if any, shall be fixed from time to time by the Board.

           Section 4.16 VOTING SECURITIES OWNED BY THE
CORPORATION. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

           Section 5.01 EXECUTION OF CONTRACTS. The
Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board or by these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any amount.

           Section 5.02 CHECKS, DRAFTS, ETC. All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such person shall give such bond, if any, as the Board may require.

           Section 5.03 DEPOSIT. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, attorney or attorneys, of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the President, the Chief Executive Officer, any Vice President or the Treasurer (or any other officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation who shall be determined by the Board from time to time) may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

           Section 5.04 GENERAL AND SPECIAL BANK
ACCOUNTS. The Board from time to time may authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board may select or as may be selected by an officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

            Section 5.05 AUDITS, ACCOUNTS AND REPORTS.
The books of account of the Company shall be audited at least once during each year by a firm of independent certified accountants

           Section 5.06 ACCESS. All books and records of the Company shall be kept at the principal place of business of the Company. Each shareholder may, at its own expense, after giving written notice to the Company, audit, investigate and familiarize itself with the operations of the Company using its own employees or such certified public accounting firm, qualified external auditor or other advisers as it may select. The shareholders' rights under this
Section 5.06, which shall include the right to make copies of any relevant documents, shall be exercised such that the actions of the shareholders or their respective agents do not interfere unreasonably with the operation of the Company in its ordinary course of business.

           Section 5.07 FISCAL YEAR. The fiscal year of the
Company shall end on December 31 of each year.

           Section 5.08 ACCOUNTING POLICY. The Company shall maintain accounting records, accounts and related financial statements in accordance with United States generally accepted accounting principles applied on a consistent basis.

           Section 5.09 DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

ARTICLE VI

BOOKS AND RECORDS

           The books and records of the Corporation may be kept at such place or places within or without the State of Colorado as the Board may from time to time determine; provided, however, that to the extent required by law, the Corporation shall keep at its office in the State of Colorado, or at the office of its transfer agent or registrar in the State of Colorado, a record containing the names and addresses of all stockholders of the Corporation, the number and class of shares held by each of them, and the dates when they respectively became owners of record of such shares.

ARTICLE VII

SHARES AND THEIR TRANSFER

           Section 7.01 CERTIFICATES FOR STOCK. Every owner of stock of the Corporation shall be entitled to have a certificate or certificates, in such form as the Board shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by him. The certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chairman of the Board, the President or a Vice President and by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any or all of the signatures on the certif-icates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any such certificate shall thereafter have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates, the number and class of shares represented by such certificates, respectively, and the respective dates thereof, and in case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be canceled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so canceled, except in cases provided for in Section
7.04 of these Bylaws.

           Section 7.02 TRANSFER OF STOCK. Transfer of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 7.03 of these Bylaws, and upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be stated expressly in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

           Section 7.03 REGULATIONS. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

            Section 7.04 LOST, STOLEN, DESTROYED AND
MUTILATED CERTIFICATES. In any case of loss, theft, destruction or mutilation of any certificate of stock, another may be issued in its place upon proof of such loss, theft, destruction, or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sums as the Board may direct; provided, however, that a new certificate may be issued without requiring any bond when, in the judgment of the Board, it is proper to do so.

           Section 7.05 REPRESENTATION OF SHARES OF
OTHER CORPORATIONS. The Chief Executive Officer, President or any Vice President and the Secretary or any Assistant Secretary of this Corporation are authorized to vote, represent and exercise on behalf of this Corporation all rights incident to all shares of any other corporation or corporations standing in the name of this Corporation.
The authority herein granted to said officers to vote or represent on behalf of this Corporation any and all shares held by this Corporation in any other corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

           Section 7.06 FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall
(1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or
(3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

ARTICLE VIII

INDEMNIFICATION

                  8.01 POWER TO INDEMNIFY IN ACTIONS,
SUITS OR PROCEEDINGS OTHER THAN THOSE BY OR IN
THE RIGHT OF THE CORPORATION. Subject to the Certificate of Incorporation and Section 8.03, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

           Section 8.02 POWER TO INDEMNIFY IN ACTIONS,
SUITS OR PROCEEDINGS BY OR IN THE RIGHT OF THE
CORPORATION. Subject to the Certificate of Incorporation and
Section 8.03, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including reasonable attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of the State of Colorado or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of the State of Colorado or such other court shall deem proper.

           Section 8.03 AUTHORIZATION OF
INDEMNIFICATION. Any indemnification under this Article VIII
(unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 8.01 or Section 8.02, as the case may be. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders who were not parties to such action, suit or proceeding.
To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including reasonable attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

           Section 8.04 GOOD FAITH DEFINED. For purposes of any determination under this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reason-able care by the Corporation or another enterprise. The term "another enterprise" as used in this Article VIII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 8.04 shall not be deemed to be exclusive or to limit in any way the circum-stances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 8.01 or 8.02, as the case may be.

           Section 8.05 INDEMNIFICATION BY A COURT.
Notwithstanding any contrary determination in the specific case under Section 8.03, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Colorado for indemnification to the extent otherwise permissible under Sections
8.01 and 8.02. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 8.01 or 8.02, as the case may be. Neither a contrary determination in the specific case under Section 8.03 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 8.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

           Section 8.06 EXPENSES PAYABLE IN ADVANCE.
Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

           Section 8.07 NONEXCLUSIVITY OF
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.
The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any ByLaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 8.01 and 8.02 shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 8.01 or 8.02 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Colorado, or otherwise.

           Section 8.08 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this
Article VIII.

           Section 8.09 CERTAIN DEFINITIONS. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

           Section 8.10 SURVIVAL OF INDEMNIFICATION
AND ADVANCEMENT OF EXPENSES. The indemnification and advancement of expenses provided by, or granted pursuant to, this
Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

           Section 8.11 LIMITATION ON INDEMNIFICATION.
Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 8.05), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board.

           Section 8.12 INDEMNIFICATION OF EMPLOYEES
AND AGENTS. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

           Section 8.13 CONTRACT RIGHTS. With respect to any person made or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another enterprise, the rights to indemnification and to the advancement of expenses conferred in this
Article VIII shall be contract rights.

           Section 8.14 MODIFICATION. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification. In the event the General Corporation Law of the State of Colorado is amended after the date hereof to authorize corporate action further limiting or eliminating the personal liability of directors or officers, then the personal liability of a director or officer of the Corporation shall be further limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Colorado, as so amended.

ARTICLE IX

MISCELLANEOUS

           Section 9.01 WAIVER OF NOTICES. Whenever notice is required to be given under any provision of these bylaws, the Certificate of Incorporation or by law, a written waiver, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when a person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless required by the Certificate of Incorporation.

           Section 9.02 LOANS AND GUARANTIES. The
Corporation may lend money to, or guarantee any obligation of, and otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer who is a director, whenever, in the judgment of the Board, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty, or other assistance may be with or without interest, and may be unsecured or secured in such manner as the Board shall approve, including, without limitation, a pledge of shares of stock of the Corporation.

           Section 9.03 GENDER. All personal pronouns used in these Bylaws shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural, and vice versa, whenever and as often as may be appropriate.

           Section 9.04 AMENDMENTS. These Bylaws, or any of them, may be rescinded, altered, amended or repealed, and new
Bylaws may be made (i) by the Board, by vote of a majority of the number of directors then in office as directors, acting at any meeting of the Board or (ii) by the stockholders, by the vote of a majority of the outstanding shares of voting stock of the Corporation, at an annual meeting of stockholders, without previous notice, or at any special meeting of stockholders; provided; that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting; provided, however, that Section 2.02 of these Bylaws can only be amended if that Section as amended would not conflict with the Corporation's Certificate of Incorporation. Any Bylaw made or altered by the stockholders may be altered or repealed by the Board or may be altered or repealed by the stockholders.

           Section 9.05 CERTIFICATE OF INCORPORATION.
Notwithstanding anything to the contrary contained herein, if any provision contained in these Bylaws is inconsistent with or conflicts with a provision of the Certificate of Incorporation, such provision of these Bylaws shall be superseded by the inconsistent provision in the Certificate of Incorporation to the extent necessary to give effect to such provision in the Certificate of Incorporation.

           Section 9.06 RATIFICATION. Any transaction questioned in any stockholders' derivative suit on the grounds of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board or by the stockholders in case less than a quorum of directors are qualified, and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Corporation and its stockholders, and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.










EXHIBIT 3.3

FORM OF COMMON STOCK CERTIFICATE
NOT VALID UNLESS COUNTERSIGNED BY TRANSFER
AGENT
INCORPORATED UNDER THE LAWS OF THE STATE
OF COLORADO

CUSIP NO. ___________

NUMBER                                                                   SHARES

ASCENSION ENERGY, INC.
------------------
AUTHORIZED COMMON STOCK: 100,000,000 SHARES
PAR VALUE: $.001


THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

           - Shares of Ascension Energy, Inc. Common Stock - transferable on the books of the Corporation in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This
Certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

       WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officers.

Dated: ___________________
__________________________
						President

ASCENSION ENERGY, INC.
CORPORATE
SEAL
COLORADO
*****

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER
AGENT

                                                     Countersigned Registered:
                                                               (Transfer Agent)
                                       ----------------------------------------
                                       ----------------------------------------
                                       ----------------------------------------
                                       By -------------------------------------
                                                           Authorized Signature


NOTICE: Signature must be guaranteed by a firm, which is a member of a registered national stock exchange, or by a bank
(other than a saving bank), or a trust company.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM -- as tenants in common
TEN ENT -- as tenants by the entireties
JT TEN -- as joint tenants with right of survivorship and not as tenants in common

UNIF  GIFT MIN ACT -- ____________ Custodian
_________  (Minor)  under  Uniform
Gifts to Minors Act ______________ (State)

       Additional abbreviations may also be used though not in the above list.

       For  value received,
_______________________________ hereby sell, assign and
transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

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----
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS
INCLUDING ZIP CODE OF ASSIGNEE)

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----

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----

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----

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Shares of the capital stock represented by the within
Certificate, and do hereby irrevocably constitute and appoint
---------------------------------------------------------------------------
----
Attorney to transfer said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____________________________

X
__________________________________________________
_________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT
MUST CORRESPOND WITH THE NAME AS
WRITTEN UPON THE FACE OF THE CERTIFICATE IN
EVERY PARTICULAR, WITHOUT
ALTERATION OR ENLARGEMENT, OR ANY CHANGE
WHATEVER, THE SIGNATURE(S) MUST BE
GUARANTEED BY AN ELIGIBLE GUARANTOR
INSTITUTION.

SIGNATURE GUARANTEED: